Exhibit 12.1

Statement regarding the computation of ratios

NSTAR Electric

Computation of Earnings to Fixed Charges

(Dollars in Thousands)

Fixed Charge Ratio Components	Three Months Ended March 31, 2007	For the Year Ended December 31,
		2006	2005	2004	2003	2002
Earnings:
Net Income from Continuing Operations	$37,200	$202,411	$179,591	$181,166	$173,302	$162,458
Less: Equity Income from Investees	234	648	1,479	1,607	1,940	2,667
Plus: Distributed Income of Equity Investees	339	1,234	933	1,862	4,221	4,036
Income Taxes	22,254	128,628	114,501	115,212	125,651	117,044

Earnings from Continuing Operations:	$59,559	$331,625	$293,546	$296,633	$301,234	$280,871

Fixed Charges:
Interest Expense	$28,223	$115,760	$111,839	$93,611	$101,953	$114,552
Interest Component of Rentals*	1,896	7,583	8,026	4,618	5,638	2,578

Total Fixed Charges:	$30,119	$123,343	$119,865	$98,229	$107,591	$117,130

Earnings from Continuing Operations, plus Fixed Charges	$89,678	$454,968	$413,411	$394,862	$408,825	$398,001

Ratio of Earnings to Fixed Charges	2.98	3.69	3.45	4.02	3.80	3.40

*	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.